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                                                                     Exhibit 4.2

                    Amended and restated employment agreement

The undersigned:

1. Royal Ahold, established at Zaandam, the Netherlands represented by the Supervisory Board, hereinafter "AHOLD";

and

2. Anders Moberg residing at ___________ Atlanta, GA _______, in the United States, hereinafter "the CEO";

Whereas:

The CEO has been appointed as President and CEO of the Executive Board of AHOLD at the General Meeting of Shareholders of AHOLD of 4 September 2003.

Prior to such appointment, the parties to this contract entered into an Employment Agreement dated April 29, 2003, the terms of which they now wish to amend and restate.

Declare and have agreed as follows:

1. Date of Commencement of Employment and Position

  1.1. The CEO entered into an employment agreement with AHOLD for an indefinite period of time, effective as of May 5, 2003 (hereinafter: the "Date of Employment").

  1.2. By virtue of the appointment by the General Meeting of Shareholders, the CEO will serve, in the position of President and CEO of the Executive Board of AHOLD (in Dutch: `statutair directeur').

  1.3. The CEO's place of employment will be the office of AHOLD in the Netherlands.

  1.4. The CEO shall fulfil all obligations vested in him by law and in instructions determined or to be determined in a management regulation. The CEO will carry, as a member of the Executive Board, full and joint responsibility for all activities of AHOLD. The operative mode of the Executive Board is one of consensus under the chairmanship of the President. Nevertheless, every member of the Board is entrusted with specific responsibilities.

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  1.5. The CEO is obliged to do or to refrain from doing all that CEOs in similar positions should do or shhould refrain from doing. The CEO shall fully devote himself, his time and his energy to promoting the interest of AHOLD.

  1.6. Notwithstanding paragraph 1.4, AHOLD acknowledges the CEO currently serving on several other boards as a non-executive. This number of boards will be downsized to 3 (whereof one as chairman) in the two years following the Date of Employment.

  1.7. The CEO shall refrain from accepting new remunerated or time consuming non-remunerated work activities with or for third parties or from doing active business for his own account without the prior written consent of AHOLD.

2. Duration of the Agreement and Notice of Termination

  2.1. This agreement is entered into for a indefinite period of time, commencing on May 5, 2003.

  2.2. The CEO's employment agreement shall terminate in connection with the CEO reaching a pensionable age:

       * Upon the CEO's request after reaching the age of 60 in which case no notice period will have to be observed.

       * By decision of AHOLD after reaching the age of 60 in which case no notice period will have to be observed.

       * In any event, without notice being required, on the first day of the month following the date on which the CEO reaches the age of 62.

       In the event the employment is terminated under this clause 2.2, clause 10 shall not apply.

  2.3. Ultimately May 1, 2008 AHOLD and the CEO will consider whether continuation of the employment agreement is desirable (without prejudice to the undefined term of the agreement).

  2.4. This agreement may be terminated with due observance of a notice period of 52 weeks for AHOLD and 26 weeks for the CEO.

3. Salary

  3.1. The CEO's salary shall amount to Euro 1,500,000.-- (one million five hundred thousand Euro) gross per year (inclusive holiday allowance). The salary shall be paid in 13 equal instalments at the end of each 4-weeks period. The possibility exists that the CEO may be appointed a director of AHOLD USA or another affiliate of AHOLD. In such case, the CEO's total remuneration will be apportioned between AHOLD and the AHOLD affiliate(s) accordingly. This will be further defined.

  3.2. The CEO will be offered tax assistance by an external audit firm also in order to optimize the tax position regarding employment income. AHOLD will apply for the tax beneficial regime for employees recruited from abroad (30%-ruling) on the CEO's behalf.

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4. Bonus, Stock Options and Shares

  4.1 AHOLD shall annually pay the CEO a bonus based on the degree of realization of targets. These targets will be set from year to year by mutual agreement between the CEO and the Supervisory Board of AHOLD and will be laid down from time to time in separate target letters. The maximum bonus amounts to 2.5 times the gross base salary as per section
       3.1 of this employment agreement. For the year 2003, the bonus will be calculated pro rated from the Date of Employment.

  4.2 In the interest of AHOLD, ESOS will grant to the CEO, subject to the terms and conditions of the AHOLD Stock Option Plan, an award of 1,000,000 stock options. The grant date will be the first possible date after the Date of Employment, but no earlier than on the date when all (legal) requirements have been met, all parties involved have been notified and all necessary approvals from the authorities and parties involved have been obtained. The exercise price of the options will be set at the fair market value of the shares at the grant date. The option grant consists of 50% short term options (5 year) and 50% long term options (10 years).

       For Dutch tax purposes, the CEO may opt to pay taxes upfront at grant or to defer taxation until exercise. All personal or income tax obligations and social security charges resulting from the grant, vesting or exercise of stock options are the responsibility of the CEO.

  4.3 The CEO may participate in the AHOLD Stock Option Plan, for the first time in 2004. The number of stockoptions will be determined by ESOS on the recommendation of Royal AHOLD's Supervisory Board.

  4.4 AHOLD will grant to the CEO 250,000 shares of common stock, subject to the terms and conditions of the AHOLD Restricted Stock Plan, to be introduced shortly. Alternatively, the CEO will be granted 250,000 shares of common stock as soon as practical following the Date of Employment subject to the terms and conditions of the Share Plan still to be drafted. The CEO has the option to choose from one of the above alternatives.

5. Expenses and Company Car

  5.1. AHOLD shall reimburse all reasonable expenses incurred by the CEO in the performance of his duties upon submission of all the relevant invoices and vouchers.

  5.2. AHOLD shall pay the CEO each period of 4 weeks an allowance of Euro 700 net in addition to his salary for out-of-pocket expenses.

  5.3. AHOLD shall provide the CEO with a company car for the performance of his duties (not for private use) and on such further conditions as shall be determined by AHOLD from time to time. The CEO shall have the free usage of the services of a private driver.

  5.4. AHOLD shall pay those costs of a private telephone, mobile phone and fax machine for the CEO, which are in excess of the amount that must be paid by the CEO in order to avoid taxliability for AHOLD, to the extent that those costs are reasonable. The

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       CEO shall be provided with a computer connected to the AHOLD network and have free usage of an internet connection.

  5.5. AHOLD shall pay on the CEO's behalf all business-related statements rendered to the CEO by his attorneys, tax advisors, accountants and other advisors for reasonable fees and expenses in connection with the negotiation and preparation of this Agreement. AHOLD shall also pay the CEO all business-related statements rendered by aforementioned advisors with respect to the tax declarations and other ongoing tax issues and legal issues related to his professional activities for AHOLD, during employment.

  5.6. The CEO will shift his residency to The Netherlands as soon as practical. The CEO will receive a settling in allowance amounting to a net payment of Euro 50,000,--. In addition, AHOLD will provide home search assistance to help secure appropriate accommodation. AHOLD shall reimburse the CEO for reasonable temporary living expenses (including reasonable travel expenses between the CEO's primary residence as of the Date of Employment in the Netherlands) for the CEO and his family in the Netherlands for a period not to exceed 15 months from the Date of Employment.

  5.7. AHOLD shall pay the CEO's moving expenses for the relocation from the USA to The Netherlands. For the selling of the CEO's home in the USA, the relevant rules of the AHOLD USA Relocation Policy apply, such as:

       * Home sale:

       marketing assistance program provided by Prudential Relocation; mandatory participation; guaranteed home sale program consisting of: Appraised Value Program (guaranteed offer from Prudential) and Amended Value Program (opportunity to amend the appraised value offer from Prudential).

       * Duplicate housing:

       expenses reimbursed for up to 60 days for mortgage interest, taxes, insurances, utilities and maintenance on the lesser of the two payments.

  5.8 The CEO will be compensated for any losses resulting from the sale of his house in the United States at short notice, due to him moving himself and his family to the Netherlands at such short notice. The losses will amount to the difference between the determination of the value made by the beginning of May 2003 (in accordance with the guaranteed home sale program as part of the AHOLD USA Relocation Policy) and the actual sales price. Any income taxes or capital gain taxes payable related to the gain on the sale of real estate in the US are for the account of the CEO. Stamp duties, real estate commissions and other selling costs are for the account of AHOLD. Any costs, commissions, and taxes payable resulting from the purchase of a house in the Netherlands will be for the account of the CEO.

  5.9 All expenses paid under this agreement by AHOLD on behalf of the CEO which may be considered taxable income, shall be grossed up by AHOLD.

6. Holidays

  6.1. The CEO shall be entitled to a reasonable amount of working days vacation per year, in line with the Dutch practices. In taking vacation, the CEO shall duly observe the interests of AHOLD.

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7.  Insurances and pension

  7.1. The CEO may participate in the group health insurance contract at De Amersfoortse insurance company. AHOLD shall contribute 1,948.-- Euro gross (2003) annually as contribution in the premium for medical costs insurance for the CEO.

  7.2. It is the intention of AHOLD and the CEO that AHOLD shall take out a life insurance, covering for death and permanent disability, as will be defined in the insurance policy for the benefit of the CEO. AHOLD shall bear the costs involved. Any tax consequences related to the premium costs involved, are for the account of AHOLD. The sum insured will equal two times the gross base salary increased with the gross average bonus over the last two years. In the event of disability the sum insured will be payable only if and when the CEO shall have resigned as per the date that the sum insured shall be payable.

  7.3. Parties realize and acknowledge that a mechanism will have to be decided on in respect of partial disability and the effects thereof.

  7.4. In case AHOLD shall not be able to obtain said life insurance, a mechanism shall be agreed on, based on which an amount equal to the intended sum insured will be payable in case of death or permanent disability.

  7.5. AHOLD shall maintain suitable insurance in respect of managing director's liability in order to indemnify the CEO from all losses, liabilities and costs that he may incur arising out of the liability as managing director of AHOLD.

  7.6. AHOLD shall pay out to the CEO in addition to the salary as defined in article 3 of this agreement, the employer retirement pension contribution as a gross amount, calculated on the basis of annual net base salary and in accordance with the Other Country Nationals Pension Scheme.

8.  Sickness

  8.1. In the event of sickness, AHOLD shall pay to the CEO from the first day of sickness his salary as defined in article 3 and 4 up to a maximum of 52 weeks as from the first day of sickness, according to the requirements of the Dutch Civil Code.

9.  Termination by AHOLD for cause

  9.1. AHOLD may at any time terminate the CEO's employment with immediate effect for "Cause" (as defined in article 7:678 of the Dutch Civil Code).

10. Obligations of AHOLD upon termination

  10.1 If AHOLD shall terminate the CEO's employment other than for Cause, the Supervisory Board of AHOLD and the CEO will negotiate in good faith, taking all circumstances (whether or not (in)directly leading to the termination of the employment) into account, on the possibility and the amount of a severance payable to the CEO.

  10.2 Contrary to the rules of the AHOLD Stock Option Plan, the rules as set out below will apply in case of termination of employment.

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        If during the life of such option right the CEO's employment terminates, the CEO will be allowed a period of 24 months to exercise the options, after the date of termination, however not exceeding the original term of the options. For options granted not in excess of 15 months prior to termination of employment, the CEO will be allowed to exercise these options until 3 months after the third anniversary of the grant.

11. Confidentiality

  11.1. The CEO shall throughout the duration of this agreement and after this agreement has been terminated for whatever reason, refrain from disclosing in any manner to any individual any information of a confidential nature concerning the AHOLD group or other companies affiliated with AHOLD, which has become known to the CEO as a result of his employment with AHOLD and of which the CEO knows or should have known to be of a confidential nature.

12. Gifts

  12.1. The CEO shall not in connection with the performance of his duties, directly or indirectly, accept or demand commission, contributions or reimbursement in any form whatsoever from third parties. This does not apply to customary promotional gifts of little value.

13. Amendments

  13.1. Amendments to this agreement may only be agreed upon in writing and with regard to AHOLD, solely when a decision to that effect has been taken by the competent body of AHOLD.

14. Applicable Law

  14.1. This agreement is governed by the laws of the Netherlands.

In witness whereof, this amended and restated agreement has been signed and executed in duplicate this Tuesday, October 14, 2003.

/s/ K. Vuursteen                             /s/ Anders Moberg
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AHOLD Supervisory Board                      the President and CEO
by K. Vuursteen